UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F  ☐

Entry into a Transaction Agreement with OSN

On November 21, 2023, Anghami Inc. (the “Company”) entered into a Transaction Agreement (the “Transaction Agreement”) with OrionPlus2 (“OSN”), an affiliate of Panther Media Group Limited, the operator of the digital streaming service known as “OSN+”, pursuant to which OSN agreed to subscribe for up to $50,000,000 of ordinary shares, par value $0.0001 per share of the Company (“Ordinary Shares”), in a private placement, and to assign contracts that are exclusively related to the OSN+ platform (“OSN+ Contracts”) and enter into other agreements relating to the transfer and combination of the OSN+ platform with the business of the Company (the “Transaction”).

The OSN+ Contracts consist of contracts with telecommunication companies, subscribers and various other commercial contracts. Upon the closing of the Transaction, the Company will acquire the subscriber relationships and revenues associated with all such OSN+ Contracts in effect as of the closing date.

Pursuant to the Transaction Agreement, OSN will make a signing payment of $5,000,000 (the “Deposit”) within five business days of the signing date. If the Transaction closes, the Deposit will be credited against the final cash consideration payable for the Ordinary Shares by OSN. If the Transaction is terminated, the Deposit will be converted into Ordinary Shares of the Company or into a loan to the Company depending on the conditions under which the Transaction is terminated and subject to the terms of the Transaction Agreement.

Pursuant to the Transaction Agreement the parties have made customary representations and warranties and have agreed to various customary covenants and agreements (in each case subject to certain limitations), including, among others, that the Company will conduct its business in the ordinary course and that OSN and its affiliates will conduct the business of OSN+ in the ordinary course during the period between the execution of the Transaction Agreement and the closing of the Transaction.

The maximum cash consideration payable by OSN is $50,000,000 if the Transaction closes on or before January 31, 2024, in which case, the Company expects to issue a number of Ordinary Shares equal to approximately 56% of the Company’s outstanding Ordinary Shares on a fully diluted basis (but excluding any warrants with an exercise price greater than or equal to $10) as of the closing date. If the Transaction closes after January 31, 2024, the number of Ordinary Shares to be issued to OSN and the cash consideration payable for the Ordinary Shares by OSN will be reduced in accordance with the terms of the Transaction Agreement. In any case, the Transaction Agreement contemplates that upon the closing of the Transaction, OSN will own a majority of the Company’s outstanding Ordinary Shares.

In the event that a number of warrants to purchase Ordinary Shares are outstanding at the closing of the Transaction such that, upon exercise of such warrants, OSN would own less than 51% of the Company’s outstanding Ordinary Shares on a fully diluted basis as of the closing date, then the Company will issue to OSN, and OSN will purchase from the Company, a number of warrants that is sufficient to enable OSN upon exercise of such warrants to maintain, at its discretion, a percentage ownership interest in the Company equal to the ownership interest in the Company that it will have immediately following the closing of the Transaction on a fully diluted basis assuming the exercise of all such outstanding warrants. The warrants would have an exercise price of $11.50 and would be issued on substantially the same terms as the Company’s warrants currently listed on Nasdaq.

The parties anticipate that the closing will occur in the first quarter of 2024, subject to certain conditions to closing including, among others, the receipt of certain regulatory approvals; the continued listing of the Company on The Nasdaq Stock Market LLC (“Nasdaq”); the receipt of certain specified contractual consents; the appointment to the board of directors of the Company of certain OSN designees; and other customary conditions for a transaction of this type, such as the absence of certain legal restraints or injunctions and the absence of any Company Material Adverse Effect (as defined in the Transaction Agreement).

The foregoing summary of the Transaction Agreement does not purport to be a complete description of the terms and conditions of the Transaction Agreement and is subject to, and qualified in its entirety by reference to, the full text of the Transaction Agreement attached as Exhibit 99.1, which is incorporated herein by reference.

Nasdaq Listing

The Company intends to maintain the listing of its Ordinary Shares and warrants to purchase Ordinary Shares on Nasdaq following the closing of the Transaction. It is anticipated that following the closing of the Transaction, the Company will continue to be a foreign private issuer (as such term is defined in the rules and regulation of the Securities and Exchange Commission (“SEC”)) and a controlled company under the rules of Nasdaq and that it will avail itself of the accommodations available to such companies, under the relevant rules of Nasdaq.

Registration Rights Agreement and Other Ancillary Agreements

At the closing of the Transaction, the Company and OSN or an affiliate thereof will enter into a registration rights agreement (the “Registration Rights Agreement”) and various commercial agreements to facilitate the operation of the combined business following the closing of the Transaction.

The Registration Rights Agreement provides for, among other things, customary demand and piggyback registration rights, preemptive rights relating to the issuance of new securities by the Company, information and other rights. In addition, the Registration Rights Agreement contains certain post-closing governance requirements for the Company including that the board of the Company will be composed of seven directors immediately following the closing of the Transaction. Four of the directors will be appointed by OSN, two of the directors will be appointed by Anghami and one of the directors will be selected by mutual agreement of the parties. Elias Habib is also planned to become the Chief Executive Officer of the Company following the closing of the Transaction.

The foregoing summary of the Registration Rights Agreement does not purport to be a complete description of the terms and conditions of the Registration Rights Agreement and is subject to, and qualified in its entirety by reference to, the full text of the form of the Registration Rights Agreement attached an exhibit to the Transaction Agreement, which is incorporated herein by reference.

Board Approval and Home Country Practice

The board of directors of the Company unanimously approved the Transaction Agreement and the Transaction. As a Cayman Islands exempted company listed on Nasdaq, the Company is subject to the Nasdaq listing rules; however, the Nasdaq listing rules permit a foreign private issuer, such as the Company, to follow the corporate governance practices of its home country. Accordingly, the Company intends to follow the corporate governance practices of the Cayman Islands with respect to the Transaction, which do not require shareholder approval of the Transaction.

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 is incorporated by reference into the Registration Statements on Form S-8 of the Company (Registration Number 333-275237), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1*	Transaction Agreement, dated November 21, 2023, by and between Anghami Inc. and OrionPlus2
99.2	Press Release, dated November 21, 2023

*	Certain of the exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “will,” “estimate,” “project,” “budget,” “anticipate,” “intend,” “plan,” “may,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” “would,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the Transaction and the anticipated benefits thereof. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, the risk that the completion of the Transaction on the anticipated terms and timing may not occur, including obtaining required regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the risk that the Company may not otherwise meet the requirements for continued listing on the Nasdaq Stock Market; the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations; the ability of the Company to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; legislative, regulatory and economic developments affecting the Company’s business; general economic and market developments and conditions; potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect the Company’s financial performance; certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; significant Transaction costs associated with the Transaction; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; competitive responses to the Transaction; the risks and uncertainties pertaining to the Company’s business; and other risks and uncertainties identified in the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2023, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by the Company and available at the SEC’s website at www.sec.gov. the Company cautions that the foregoing list of factors is not exclusive. the Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This report does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company’s Ordinary Shares, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: November 24, 2023
	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

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